EXHIBIT 21

SUBSIDIARIES OF SUMMIT BANCSHARES, INC.

Subsidiary	State of Incorporation

Summit Delaware Financial Corporation	Delaware

Summit Bank, N.A.	National Association

SIA Insurance Agency, Inc.	Texas

Summit Bancshares, Inc. Statutory Trust I	Delaware